August 3, 2011
Mr. Lyn Shenk
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Re:	TRW Automotive Holdings Corp. Form 10-K for Fiscal Year Ended December 31, 2010 Filed February 17, 2011 Definitive Proxy Statement on Schedule 14A Filed March 31, 2011 File No. 001-31970
Dear Mr. Shenk:
     On behalf of TRW Automotive Holdings Corp. (the “Company”), we are providing the following responses to the comments contained in the comment letter of the Staff of the United States Securities and Exchange Commission (the “Commission”) to the Company, dated July 21, 2011, relating to the Company’s above-referenced filings. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold herein. Except to the extent otherwise indicated below, we agree with and intend to comply with these comments in our future filings and, to the extent material to an investor’s understanding, to provide the information consistent with our responses. We respectfully submit that, given the timing of our response and the scheduled filing of our forthcoming second quarter Form 10-Q on August 3, 2011, we will include disclosures required on a quarterly basis beginning with our third quarter 2011 Form 10-Q, and those required on an annual basis beginning with our 2011 annual report on Form 10-K.
Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 28
1.	Please refer to your response to our prior comment 3. We note that you intend to expand the geographic sales information that has historically been provided on an annual basis to include comparative information related to prior years. We believe that such information, to the extent material, is useful on a quarterly basis as well. Please incorporate such information in your Form 10-Qs, as appropriate.

Response: As appropriate, we will include such geographic sales information on a quarterly basis beginning with our third quarter 2011 Form 10-Q.

United States Securities Exchange Commission
August 3, 2011

Liquidity and Capital Resources, page 35
2.	Please refer to your response to our prior comment 8. We believe that it would be appropriate for your future filings to include the expanded disclosure proposed in your response. Please revise your disclosure, accordingly.

Response: To the extent material, we will include expanded disclosures as proposed in our earlier response.
Cash Flows
Investing Activities, page 36
3.	It appears that disclosure consistent with your entire response, including the added disclosure therein, would provide useful context for the level of capital expenditures expected for 2011 compared to the aggregate of 2009 and 2010. We also believe you should quantify each of the areas indicated in the added disclosure so that investors may have relative context of where you expect your capital expenditures to be made. Please revise your disclosure accordingly.

Response:
We will include the expanded disclosures regarding the expected level of capital expenditures in our future filings. Further, if material, we will quantify the individual areas indicated in such disclosures.
Financing Activities, page 36
4.	Please refer to your response to our prior comment 11. We concur that FASB ASC 470-50 requires you to account for the exchange of debt instruments with substantially different terms as an extinguishment. We also agree that it is appropriate for financing activities to be discussed in the “Liquidity and Capital Resources” section of MD&A in terms of actual cash inflows and cash outflows. However, it appears that the amendment to the credit agreement in 2009 was presented as a cash transaction in the statement of cash flows, but not discussed as a cash transaction in MD&A. As such, please clarify for us and in your disclosure whether the amendment was a cash transaction or a noncash transaction. In this regard, refer to the guidance outlined in FASB ASC 230-10-50-3 through 50-6. Please also conform your presentation in the statement of cash flows and your discussion in MD&A, so that each are consistent with one another with respect to this transaction.

Response:
In response to the Staff’s comment, we will conform our presentation in the statement of cash flows and our discussion in MD&A to ensure that each are consistent with one another with respect to the Sixth Amendment to our Amended and Restated Credit Agreement. Future disclosure in MD&A will indicate that this transaction was a non-cash transaction which was required to be presented as gross proceeds and gross repayments on our statement of cash flows. Our intended revised disclosure will be comparable to the following:

“In June 2009, we entered into the Sixth Amendment to our Amended and Restated Credit Agreement (“Sixth Credit Agreement”). In accordance with ASC 470-50, the effect of the Sixth Credit Agreement was presented on our statement of cash flows as proceeds from

United States Securities Exchange Commission
August 3, 2011

issuance of long-term debt, net of fees, and redemption of long-term debt, although no cash was exchanged as part of the Sixth Credit Agreement.”

Item 8.	Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 8. Retirement Benefits
Pension Plans, page 58
5.	Please refer to your response to our prior comment 12. We note that you have historically included a discussion of your U.K. Plan’s funding valuation in order to inform readers of your cash funding requirements under local statutory regulations and to provide an understanding of why you were making contributions to a plan that is in a net asset position when measured for U.S. GAAP reporting purposes. We note further that you will not necessarily include similar disclosure in future periodic reports, as the variance between your U.K. local statutory computation and your U.S. GAAP computation has been reduced. To the extent that (I) there is a material deficit in the funded status of the U.K. pension plan computed for U.K. local statutory funding purposes relative to the net asset presented for U.S. GAAP purposes and (II) the material deficit for the U.K. local statutory funding purposes has or potentially has a material impact on your cash flow, we believe you should continue to disclose each in your future filings. In addition, we believe that it may be appropriate for your disclosure in future filings to specifically clarify that your U.K. plan is subject to a local actuarial valuation and local funding requirements. Furthermore, if the assumptions/estimates used to determine the U.K. funding requirements are subject to changes that could materially impact your funding obligations and cash flow — for example, the recent change in the cost of living index — we believe that the disclosure of such fact is warranted. Please revise your disclosure in both the “Critical Accounting Policies” and “Liquidity and Capital Resources” sections of MD&A, as appropriate.

Response:
In response to the Staff’s comment, we confirm that future disclosures will include clarification that our U.K. plan is subject to a local actuarial funding valuation using assumptions as determined by the U.K. pension regulator, and that these assumptions can and will differ from those used for U.S. GAAP purposes.

Although the local funding calculation results in a different valuation than the U.S. GAAP calculation, the effect on cash flow is not deemed material. The Company has agreed with the plan’s Trustees on a funding deficit recovery plan, which is awaiting formal approval by the U.K. pension regulator. Under the deficit recovery plan, the Company has agreed to fund £20 million each year for 10 years beginning in 2010, after which time the plan should be fully funded on a technical basis. The company made the first required payment under that plan in 2010 and also pre-paid the 2011 and 2012 requirements at the same time. Considering this deficit recovery plan and the contributions already made into the plan, the differences in assumptions do not have a material impact on our funding obligations or cash flows. If in a future period it is determined that a material deficit in the funded status of the plan could potentially have a material impact on our cash flow, we will disclose that fact in future filings and also include detail of the assumptions and estimates that differ between the two calculations, as appropriate.

United States Securities Exchange Commission
August 3, 2011

6.	Please refer to your response to our prior comment 12. Based upon your response, it appears that the material difference between the U.K. plan’s funding valuation, as calculated pursuant to local statutory regulations, and the U.K. plan’s funded status, as calculated pursuant to U.S. GAAP, relates to differences in the discount rates, price inflation rates, and life expectancy rates that were applied in each circumstance. However, it is not clear to us why the price inflation and life expectancy assumptions that were applied for purposes of determining your statutory funding deficit would differ from the assumptions applied for U.S. GAAP reporting purposes. As such, please tell us how and why the life expectancy and price inflation assumptions that were applied in each circumstance differed. In addition, quantify the extent to which those differences in the life expectancy and price inflation assumptions contributed to the difference between the statutory funding valuation and the funded status under U.S. GAAP. Lastly, please tell us the funded status of your U.K. plan (i.e., the deficit or excess asset balance), as determined under your most recent statutory funding valuation.

Response:
In response to the Staff’s comment, please be advised that the assumptions used in the determination of our obligation for the purpose of the U.K. local funding calculation are directed by the U.K. pension regulator and are on a “prudent/conservative” basis, but do not necessarily represent the Company’s “best estimate” in accordance with ASC 715. Furthermore, they do not necessarily represent “best estimates” under FRS 17 for U.K. GAAP purposes. As such, the funded status as calculated under the local funding valuation differs from both U.S. GAAP and U.K. GAAP.

For price inflation, for U.K. statutory funding purposes, RPI (CPI including real property inflation) was utilized due to plan-specific rule requirements in place prior to the statutory change in benefit indexation in the U.K. As measured on a “prudent” basis, the RPI included real property price inflation to determine overall price inflation. For U.S. GAAP purposes, CPI was used in determining the inflation assumption. This index excludes any real property price inflation. As noted, following the legislation change in the U.K., CPI is now utilized for both U.K. statutory funding and U.S. GAAP purposes. Also included in inflation is pension inflation, which also carries different assumptions for U.K. statutory funding and U.S. GAAP purposes as described in the table below.

For life expectancy, for U.K. statutory funding purposes, a TRW-specific mortality table with medium cohort improvements is utilized, as developed by the plan’s actuaries. Measured on a “prudent” basis, such mortality table includes a diminishing improvement ultimately declining to a floor of 1% per annum into perpetuity. For U.S. GAAP purposes, the Company uses the same TRW-specific mortality table, but does not assume an improvement into perpetuity as such assumption is not considered to be the “best estimate.”

United States Securities Exchange Commission
August 3, 2011

The difference in assumptions utilized for price inflation and life expectancy, as well as pension inflation, resulted in the following differences between the statutory funding valuation as of October 31, 2010 and the funded status under U.S. GAAP as of December 31, 2010:

	U.K. Statutory
Assumption	Funding	U.S. GAAP	Difference
			(Dollars in millions)
Price Inflation	RPI — 3.4%	CPI — 2.25%	$100

Pension Inflation	Bank of England Implied Inflation — Term of 14 years — 3.4%	Bank of England Implied Inflation — Term of 14 years, Adjusted for Risk Premium — 3.0%	225

Life Expectancy	Medium Cohort, 1% perpetual improvement	Medium Cohort, no perpetual improvement	100
As of December 31, 2010, the funded status under U.S. GAAP was an asset of $446 million, and under U.K. GAAP (FRS 17) was an asset of $423 million, both at December 31, 2010 exchange rates. As noted in our response to comment 5 above, the variance between the U.K. local statutory funding and U.S. GAAP computations will not have a material impact on our cash flow.

The U.K. statutory funding valuation is performed triennially. The next formal valuation will be conducted as of March 31, 2012. The plan’s actuary periodically updates the funding position on an informal basis. These updates include a roll forward of activity based on actual asset performance and an adjustment to the obligation based on changes in market conditions, but assume no change in census data. The most recent informal update was as of March 31, 2011 and reflected a deficit of $290 million.
Plan Assets, page 62
7.	Please refer to your response to prior comment 13. It appears that disclosure consistent with your response would be useful information to investors in fully ascertaining the allocation of the U.K.’s plan assets.

Response: We will provide expanded disclosure consistent with our earlier response in future filings.
Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis
Surveys, Consultants and Benchmarking, page 27
8.	We note your response to our prior comment 16 and reissue in part. We note that you use the Towers Watson U.S. Executive Compensation Database “as a source of relevant market data for compensation decisions for executive officers other than the CEO and the CFO.” Please confirm to us that in future filings you will list the companies to which you benchmark. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

United States Securities Exchange Commission
August 3, 2011

Response:
We have reviewed the reissued comment and respectfully respond thereto. Item 402(b)(2)(xiv) of Regulation S-K is prefaced by the following language in Item 402(b)(2): “While the material information to be disclosed under Compensation Discussion and Analysis will vary depending upon the facts and circumstances, examples of such information may include, in a given case...” Further, Instruction 1 to Item 402(b) provides that “[t]he purpose of the Compensation Discussion and Analysis is to provide to investors material information that is necessary to an understanding of the registrant’s compensation policies and decisions regarding the named executive officers.” It is difficult for us to reconcile this guidance with the concept of including information in the CD&A that was not considered by, or even known to, our Compensation Committee at the time that compensation decisions were made. In fact, even the example provided in Item 402(b)(2)(xiv) of Regulation S-K specifically references “identifying the benchmark and, if applicable, its components (including component companies)” [emphasis added]. Given that neither company names nor actual compensation data are made known to, or considered by, the Compensation Committee in its decision-making process, we respectfully submit that the material information appropriate for disclosure is a description of the database and the process by which the data utilized was developed. The data that we used was aggregate data that resulted from a regression analysis of underling data points (which themselves were not reviewed), rather than any actual company data. Please reference our letter dated May 25, 2011 in which we suggested expanding our disclosure. We believe that such language provides the “material information that is necessary to an understanding” of our compensation policies and decisions regarding the named executive officers.
Additional Matters
In addition to the above Staff comments, pursuant to verbal discussions with the Staff, we confirm the following:
1.	We will amend future filings to delete reference within our MD&A to the immaterial impact of “price reductions provided to customers” on our sales. Should such amounts become material to our results of operations in future periods, we will at such time expand disclosures to describe such price reductions and the related impact on our sales and earnings.
2.	As provided in our response letter to the Staff dated May 25, 2011, we will expand future filings to present in tabular format the significant variances within our cost of sales across material, labor and other costs, and depreciation, as well as a qualitative analysis of such costs. Should amounts within these categories become individually material to variances in our costs in a future period, we will at such time expand disclosures to describe such individual elements and the related impact on cost of goods sold and resulting gross profit margins.
If you have any questions or comments on our responses, please contact me at 734-855-2662.
Sincerely,
/s/ Joseph S. Cantie
Executive Vice President and Chief Financial Officer
TRW Automotive Holdings Corp.